NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

As at and for the year ended
December 31, 2014

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of NXT Energy Solutions Inc.

We have audited the accompanying consolidated financial statements of NXT Energy Solutions Inc., which comprise the consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NXT Energy Solutions Inc. as at December 31, 2014 and 2013, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with US generally accepted accounting principles.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that NXT Energy Solutions Inc. has accumulated losses and has uncertainty about the timing and magnitude of future revenue. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Signed “KPMG LLP”
Chartered Accountants

April 27, 2015
Calgary, Canada

NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

	As at December 31

	2014	2013

Assets

Current assets
Cash and cash equivalents	$50,635	$3,319,627
Short-term investments	5,173,430	2,449,450
Restricted cash [note 3]	-	53,921
Accounts receivable	248,930	295,879
Work-in-progress	-	299,842
Prepaid expenses and deposits	338,644	158,456
	5,811,639	6,577,175
Long term assets
Property and equipment [note 4]	237,464	262,818

	$6,049,103	$6,839,993

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities [note 5]	$782,626	$939,355
Deferred revenue	-	2,781,101
Fair value of US$ Warrants [note 12]	-	1,238,000
	782,626	4,958,456
Long term liabilities
Asset retirement obligation [note 6]	50,000	64,560

	832,626	5,023,016
Future operations [note 1]
Commitments and contingencies [note 15]
Subsequent events [note 10]

Shareholders' equity
Common shares [note 7]: - authorized unlimited
Issued: 44,958,843 (2013 - 42,418,326) common shares	65,792,307	61,340,321
Preferred shares [note 8]: - authorized unlimited
Issued: 8,000,000 (2013 - 8,000,000) Preferred shares	232,600	232,600
Contributed capital	6,400,789	5,889,914
Deficit	(67,920,154)	(66,356,793)
Accumulated other comprehensive income	710,935	710,935

	5,216,477	1,816,977

	$6,049,103	$6,839,993

Signed "George Liszicasz"	Signed "John Agee"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

	Year ended December 31

	2014	2013	2012

Revenue

Survey revenue [note 16]	$3,913,367	$2,684,095	$10,937,575

Expense

Survey costs	431,518	1,632,159	3,633,645
General and administrative	4,132,108	4,112,787	4,508,506
Stock based compensation expense [notes 8 and 10]	658,000	492,000	265,000
Amortization of property and equipment	67,162	85,484	125,015

	5,288,788	6,322,430	8,532,166

Other expense (income)

Interest (income) expense, net	(50,824)	(25,455)	2,744
Foreign exchange (gain) loss	(158,817)	(150,350)	14,686
Increase (decrease) in fair value of US$ Warrants [note 12]	42,800	1,371,500	(168,143)
Other expense	354,781	107,985	66,973

	187,940	1,303,680	(83,740)

Income (loss) before income taxes	(1,563,361)	(4,942,015)	2,489,149
Income tax expense [note 13]	-	399,546	426,421

Income (loss) and comprehensive income (loss)	$(1,563,361)	$(5,341,561)	$2,062,728

Income (loss) per share [note 9]
Basic	$(0.04)	$(0.13)	$0.05
Diluted	$(0.04)	$(0.13)	$0.04

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended December 31
	2014	2013	2012

Cash provided by (used in):

Operating activities

Comprehensive income (loss) for the year	$(1,563,361)	$(5,341,561)	$2,062,728
Items not affecting cash:
Stock-based compensation expense	658,000	492,000	265,000
Amortization of property and equipment	67,162	85,484	125,015
Increase (decrease) in fair value of US$ Warrants	42,800	1,371,500	(168,143)
Non-cash changes to asset retirement obligation	(12,449)	3,960	3,860
Asset retirement obligations paid	(2,111)	(1,213)	-

	753,402	1,951,731	225,732
	(809,959)	(3,389,830)	2,288,460
Change in non-cash working capital balances [note 14]	(2,771,227)	2,614,872	(1,495,468)

Net cash (used in) operating activities	(3,581,186)	(774,958)	792,992

Financing activities

Proceeds from exercise of US$ Warrants [note 11]	2,735,995	1,064,222	-
Proceeds from exercise of common share purchase warrants	-	-	278,760
Proceeds from exercise of stock options	288,066	13,234	47,250
Issue of common shares and warrants, net of issue costs	-	-	2,886,024
Repayment of capital lease obligation	-	-	(8,591)

Net cash generated by financing activities	3,024,061	1,077,456	3,203,443

Investing activities

Purchase of property and equipment	(41,808)	(20,463)	(48,553)
Increase in short-term investments	(2,723,980)	(2,394,450)	(45,000)
Decrease (increase) in restricted cash	53,921	379,448	(359,234)

Net cash (used in) investing activities	(2,711,867)	(2,035,465)	(452,787)

Net source (use) of cash	(3,268,992)	(1,732,967)	3,543,648
Cash and cash equivalents, beginning of the year	3,319,627	5,052,594	1,508,946

Cash and cash equivalents, end of the year	$50,635	$3,319,627	$5,052,594

Supplemental information

Cash interest paid (received), net	(56,401)	(14,518)	2,744
Cash taxes paid	$-	$399,546	$426,421

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity

(Expressed in Canadian dollars)

	Year ended December 31
	2014	2013	2012

Common Shares

Balance at beginning of the year	61,340,321	56,623,686	53,756,687
Issued through private placement financings, net of issue costs [note 7]	-	-	2,886,024
Value attributed to US$ Warrants issued in private
placement financings [notes 7 and 12]	-	-	(409,143)
Issued upon exercise of US$ Warrants [note 11]	2,735,995	1,064,222	-
Issued upon exercise of common share purchase warrants	-	-	278,760
Issued upon exercise of stock options	288,066	13,234	47,250
Transfer from contributed capital upon exercise of stock options	147,125	8,279	18,375
Transfer from contributed capital upon exercise
of common share purchase warrants	-	-	45,733
Transfer from fair value of US$ Warrants
upon exercise of US$ Warrants [note 12]	1,280,800	374,500	-
Issued on conversion of preferred shares [notes 7 and 8]	-	3,256,400	-

Balance at end of the year	65,792,307	61,340,321	56,623,686

Preferred Shares

Balance at beginning of the year	232,600	3,489,000	3,489,000
Conversion of preferred shares to common shares [notes 7 and 8]	-	(3,256,400)	-

Balance at end of the year	232,600	232,600	3,489,000

Contributed Capital

Balance at beginning of the year	5,889,914	5,406,193	5,205,301
Recognition of stock based compensation expense	658,000	492,000	265,000
Contributed capital transferred to common shares pursuant to
exercise of stock options and common share purchase warrants	(147,125)	(8,279)	(64,108)

Balance at end of the year	6,400,789	5,889,914	5,406,193

Deficit

Balance at beginning of the year	(66,356,793)	(61,015,232)	(63,077,960)
Net income (loss) and comprehensive income (loss) for the year	(1,563,361)	(5,341,561)	2,062,728

Balance at end of the year	(67,920,154)	(66,356,793)	(61,015,232)

Accumulated Other Comprehensive Income

Balance at beginning and end of the year	710,935	710,935	710,935

Total Shareholders' Equity at end of the year	$5,216,477	$1,816,977	$5,214,582

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 1
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

1. Future Operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas industry to help aid in identifying areas with hydrocarbon reservoir potential.  Specific rights to this technology were acquired from NXT's current Chief Executive Officer and President (the "CEO") under a Technology Transfer Agreement (the "TTA") which has a term to December 31, 2015 (the “Maturity Date”).  The TTA requires the completion of various conditions, including conversion by NXT of the remaining 8,000,000 convertible preferred shares issued (see note 8), in order to retain the SFD® technology, which NXT intends to finalize before the Maturity Date.

Prior to 2006 the Company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®, including conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the Company had accumulated a deficit of approximately $47.6 million in conducting these activities.

In 2006 SFD® survey services began to be offered to clients engaged in oil and gas exploration activities with an initial focus on companies operating in western Canada. Subsequently, in 2008, NXT commenced to focus its sales activities towards international and frontier exploration markets.

The generation of positive cash flow from operations will depend largely on NXT’s ability to demonstrate the value of the SFD® survey system to a much wider client base. NXT recognizes that its' financial position is currently dependent upon a limited number of client projects, on obtaining additional financing when needed, and attracting future clients.

These consolidated financial statements have been prepared on a "going concern" basis in accordance with generally accepted accounting principles of the United States of America ("US GAAP").  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption, primarily due to current uncertainty about the timing and magnitude of potential future revenues.  NXT recognizes that ongoing use of the going concern assumption will depend on its ability to support operations for the foreseeable future beyond the next 12 months based on generating sufficient new revenue sources or securing additional financing if required.

NXT continues to work to expand its client base in order to generate revenues, positive net income and cash flow from operations in future years with its existing business model.  However, the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should NXT be unable to raise additional capital or generate sufficient net income and cash flow from operations as required in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements as at and for the year ended December 31, 2014 have been prepared by management in accordance with US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statements as at and for the years ended December 31, 2013 and 2012.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 2
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates made relate primarily to measurement of stock-based compensation expense, valuation of the US$ Warrants, valuation of deferred income tax assets, and estimates for asset retirement obligations. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term securities with an original maturity less than 90 days from the date of acquisition.

Short Term Investments

Short term investments are recorded at fair value, and include short term securities, held by a major Canadian chartered bank, with original maturity dates greater than 90 days but less than one year.

Revenue Recognition

Revenue from SFD® survey contracts (net of any related foreign sales tax) is recognized on a completed contract basis. Amounts received or invoiced in advance of completion of the contract are reflected as deferred revenue and classified as a current liability. All related survey expenditures and obligations related to uncompleted contracts are reflected as work-in-progress and classified as current assets. Upon completion of the related contract, unearned revenue and the related work-in-progress are reflected in the statement of income (loss) as either revenue or survey cost. Sales commissions incurred on the contracts are included in survey costs. Survey costs do not include any amortization or depreciation of property and equipment or staff and related overhead costs included in general and administrative expense.

Fair Value of Derivative Instruments

Derivative instruments are recognized on the balance sheet at fair value with any realized and unrealized gains (losses) recognized included in the determination of net income (loss) for the period. NXT does not apply hedge accounting to any of its derivatives. Any outstanding derivatives are classified into one of three categories based on a three level fair value hierarchy as noted below.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to assess at the measurement date.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 3
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

In Level II, determination of the fair value of assets and liabilities is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, yield curves, and stock quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, the contracts are transferred out of Level III and into Level II.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation and amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware (including survey equipment)	30% declining balance
Computer software	100% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	over the remaining term of the lease

Management periodically reviews the carrying values of property and equipment to ensure that any impairment in value is recognized and reflected in results of operations.

Research and Development Expenditures

Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2012, 2013 and 2014.

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the applicable period. Non-monetary assets and liabilities (including work-in-progress and deferred revenue balances) are recorded at the relevant exchange rates for the period in which the balances arose. Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income (loss) for the period.

Prior to 2010, NXT had active subsidiaries which had the US dollar as their functional currency. Foreign currency translation adjustments related to the consolidation of these subsidiaries is the only component of accumulated other comprehensive income, which is included in shareholders' equity.

Income Taxes

NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and income tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the tax rate change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 4
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

Stock based compensation expense

NXT follows the fair value method of accounting for stock options that are granted to acquire common shares under NXT's stock option plan. Under this method, an estimate of the fair value of the cost of stock options that are granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the future vesting period of the stock options, with a corresponding increase recorded in contributed capital. Upon exercise of the stock options, the consideration received by NXT, and the related amount which was previously recorded in contributed capital, is recognized as an increase in the recorded value of the common shares of the Company.

Stock-based compensation expense related to stock options granted to non-employees is periodically re-measured until the earlier of the completion of their service period or when the vesting period is completed. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original stock option.

Income (loss) per share

Basic income (loss) per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares that are outstanding for the fiscal period. Shares issued during the period are weighted for the portion of the period that the shares were outstanding. Diluted income (loss) per share are computed using the treasury stock method, whereby the weighted average number of shares outstanding is increased to include any additional shares that would be issued from the assumed exercise of stock options and common share purchase warrants. The incremental number of shares added under the treasury stock method assumes that outstanding stock options and warrants that are exercisable at exercise prices below the Company's average market price (i.e. they were “in-the-money”) for the applicable fiscal period are exercised and then that number of incremental shares is reduced by the number of shares that could have been repurchased by the Company from the issuance proceeds, using the average market price of the Company’s shares for the applicable fiscal period.

No addition to the basic number of shares is made when calculating the diluted number of shares if the diluted per share amounts become anti-dilutive (such as occurs in the case where there is a net loss for the period).

Future Accounting Policy Changes

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2017, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements, which currently reflect the completed contract method of revenue recognition.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 5
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

Going concern:

The FASB has established a going concern standard that becomes effective for reporting periods ending after December 31, 2016 (with early adoption permitted). The Company will be required to assess if there is substantial doubt about its’ ability to continue as a going concern, which will exist if it is probable that it will be unable to meet payment of its obligations within one year after the assessment date (which will be based on the date of issue of the period end financial statements). Disclosure will be required of the significance of and the conditions or events that give rise to the substantial doubt, as well as whether it is probable that managements’ plans can be effectively implemented to mitigate these conditions.

Further disclosure, including managements mitigation plans, will be required if it is assessed that the substantial doubt cannot be overcome. The Company has not yet adopted the new standard and will be assessing the required disclosures based on its analysis of the going concern assumption in the future period of adoption.

3. Restricted cash

Restricted cash consisted of US dollar money market securities which are periodically deposited by NXT with financial institutions as security in order for these institutions to issue bank letters of credit for the benefit of NXT’s clients. These letters of credit are related to contractual performance requirements on certain SFD® survey contracts.

4. Property and equipment

	2014	2013

Survey equipment	$643,319	$626,286
Furniture and other equipment	528,420	528,420
Computers and software	1,100,593	1,097,560
Leasehold improvements	403,898	382,157
	2,676,230	2,634,423
Accumulated amortization and impairment	(2,438,766)	(2,371,605)

	237,464	262,818

5. Accounts payable and accrued liabilities

	2014	2013
Accrued liabilities related to:
Consultants and professional fees	$122,500	$105,000
Board of Directors' fees	40,000	-
Survey and other projects	14,308	-
Vacation pay, wages and bonuses payable	121,632	115,831
	298,440	220,831
Trade payables, payroll withholdings and other	484,186	718,524

	782,626	939,355

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 6
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

6. Asset retirement obligation

Asset retirement obligations ("ARO") relate to minor interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The Company's obligation relates to its interests in 6 gross (1.2 net) wells.  ARO have an estimated future liability of approximately $58,000 which is based on estimates of the future timing and costs to abandon, remediate and reclaim the wellsites within the next three years.  The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

	2014	2013	2012
ARO balance, beginning of the year	$64,560	$61,813	$57,953
Accretion expense	800	3,960	3,860
Costs incurred	(2,111)	(1,213)	-
Change in ARO estimates	(13,249)	-	-
ARO balance, end of the year	50,000	64,560	61,813

7. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	# of shares	$ value
As at December 31, 2011	34,757,396	$53,756,687
Transactions during the year ended December 31, 2012:
Issued through private placement
financing, net of issue costs (iii)	4,258,005	2,886,024
Value attributed to US$ Warrants issued in the
private placement financing (iii)	-	(409,143)
Issued on exercise of stock options	75,000	47,250
Issued on exercise of warrants (ii)	464,558	278,760
Transfer from contributed capital upon exercise of:
Stock options	-	18,375
Warrants	-	45,733
As at December 31, 2012	39,554,959	56,623,686
Transactions during the year ended December 31, 2013:
Conversion of Preferred Shares (i)	2,000,000	3,256,400
Issued on exercise of stock options	16,667	13,234
Issued on exercise of US$ Warrants (note 11)	846,700	1,064,222
Transfer from contributed capital upon exercise of stock options	-	8,279
Transfer from fair value of US$ Warrants upon exercise (note 12)	-	374,500
As at December 31, 2013	42,418,326	61,340,321
Transactions during the year ended December 31, 2014:
Issued on exercise of stock options	482,665	288,066
Issued on exercise of US$ Warrants (note 11)	2,057,852	2,735,995
Transfer from contributed capital upon exercise of stock options	-	147,125
Transfer from fair value of US$ Warrants upon exercise (note 12)	-	1,280,800
As at December 31, 2014	44,958,843	65,792,307

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 7
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

(i)
NXT also has outstanding a total of 8,000,000 Preferred Shares (see note 8) which are convertible on a 1 for 1 basis into an additional maximum of 8,000,000 common shares by December 31, 2015. An initial total of 2,000,000 of these Preferred Shares were converted into 2,000,000 common shares of the Company effective May 22, 2013.

(ii)
In February, 2011 NXT closed a non-brokered private placement (the "2011 Placement") for aggregate proceeds of $1,600,300 ($1,487,827 net of finder’s fee and other costs incurred totalling $112,473). NXT issued a total of 3,200,600 units at a price of $0.50 per unit, each unit consisted of one NXT common share and one warrant, and each warrant entitled the holder to acquire an additional common share at a price of $0.60 per share until expiry on February 16, 2012.

Finder's fees incurred included $72,600 cash and 145,320 warrants issued. A continuity of the total warrants issued is as follows:

		exercise
	# of	proceeds
	warrants	received

Issued in the 2011 Placement	3,345,920	$-
Exercised in 2011	(700,000)	420,000
Outstanding as at December 31, 2011	2,645,920	420,000
Exercised in 2012	(464,558)	278,760
Expired on February 16, 2012	(2,181,362)	-
	-	698,760

In March and May 2012, NXT conducted private placement financings (the "2012 Financings") which consisted of units issued at a price of US $0.75 (the "Units"). Each Unit consisted of one NXT common share and one warrant (the "US$ Warrants") to purchase an additional NXT common share at a price of US $1.20 for a term of two years from the date of issue.

In connection with the 2012 Financings, NXT paid finder's fees totalling US $183,612 and issued a total of 244,816 finder's warrants (with the same terms as the US$ Warrants noted above). The 2012 Financings had three separate closings in March, 2012 and one on May 4, 2012, which are summarized as follows:

	March, 2012	4-May-12	2012 total

Proceeds (in US dollars)	2,216,005	977,500	3,193,505
Proceeds (in Cdn $)	2,210,690	972,442	3,183,132
Less share issue costs incurred	(187,844)	(109,264)	(297,108)
Proceeds, net of issue costs	2,022,846	863,178	2,886,024

Number of common shares issued	2,954,672	1,303,333	4,258,005

Number of US$ Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder’s warrants issued	162,416	82,400	244,816
	3,117,088	1,385,733	4,502,821

Fair value attributed to US$ Warrants	249,143	160,000	409,143

Two Officers of the Company subscribed for a total of US $40,000 of the 2012 Financings.

The common shares issued under the 2012 Financings were recorded at a value equal to the net proceeds received of $2,886,024, and reduced by $409,143 (see note 12) which was the estimated fair value attributed to the 4,502,821 US$ Warrants (see also note 11) issued.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 8
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

8. Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

In 2005, the Company issued 10,000,000 series 1 preferred shares (the "Preferred Shares") to its CEO pursuant to the execution of the Technology Transfer Agreement (see note 1) in exchange for the rights to utilize the SFD® technology for hydrocarbon exploration.

The Preferred Shares do not participate in any dividends, and are not transferable except with the consent of the Board of Directors of NXT.

The number of Preferred Shares outstanding is as follows:

	# of shares	$ value
As at December 31, 2011 and 2012	10,000,000	$3,489,000
Conversion of Preferred Shares in May 2013	(2,000,000)	(3,256,400)

As at December 31, 2013 and 2014	8,000,000	232,600

These Preferred Shares are non-voting, and are convertible into up to 8,000,000 NXT common shares (on a 1 for 1 basis) under the following terms:

•	2,000,000 of the Preferred Shares became convertible into common shares upon issue. Effective May 22, 2013, these 2,000,000 Preferred Shares were converted into 2,000,000 common shares.

•
the remaining 8,000,000 Preferred Shares are subject to conditions related to potential future conversion.  They may become convertible into common shares in four separate increments of 2,000,000 Preferred Shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to the December 31, 2015 Maturity Date.

•	an additional bonus of 1,000,000 common shares are issuable in the event that cumulative revenues exceed US $500 million.

•
if the final US $500 million cumulative revenue threshold is not achieved by the Maturity Date, NXT can elect to retain ownership of the SFD® technology by converting all of the remaining Preferred Shares into common shares, which it intends to do in 2015 prior to the Maturity Date.

•
cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US$, and calculated in accordance with generally accepted accounting principles.

•
In the event of a change of control or other transaction involving a re-arrangement of the business of NXT prior to the Maturity Date, the number of outstanding Preferred Shares which can be converted will be dependent on the transaction value payable (“TVP”) per outstanding NXT common share as follows:

20% if TVP is less than $5 per common share
60% if TVP is between $5 and $10 per common share
100% if TVP exceeds $10 per common share

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 9
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

As at December 31, 2014, the Company had generated cumulative revenue of approximately US $29.5 million (December 31, 2013 - US $25.8 million) that is eligible to be applied to the above noted conversion thresholds.

The Preferred Shares were originally recorded at their estimated fair value as at December 31, 2005, with the total substantially assigned to the 2,000,000 Preferred Shares portion which was immediately convertible. The remaining Preferred Shares were assigned a nominal value in 2005, reflecting the uncertainty that the required revenue objectives would be achieved to allow conversion into common shares, as follows:

	# of Preferred
	Shares	$ value
convertible upon issue effective December 31, 2005	2,000,000	$3,256,400
conditionally convertible on or before December 31, 2015	8,000,000	232,600

	10,000,000	3,489,000

Rights related to Preferred Shares

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which are expected to become issued to him upon future conversion of the Preferred Shares by their Maturity Date. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015.

A total of 795,000 of these Rights were granted to certain of NXT’s current directors, officers, employees and advisors, and are supplemental to existing incentives which have been granted under NXT’s stock option plan (see note 10). The grant date fair value of these 795,000 Rights was estimated as $483,000 (which will be recognized over the remaining term to expiry of the Rights in 2015) calculated using the Black-Scholes valuation model, based on the following assumptions:

Expected dividends paid per common share	Nil
Expected life in years	1.9
Expected volatility in the price of common shares	62%
Risk free interest rate	1.0%
Weighted average fair value per Right at grant date	$0.60

In connection with the Rights, NXT recognized $ 226,000 as a component of stock based compensation expense for the year ended December 31, 2014 (see note 10).

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 10
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

9. Income (loss) per share

	2014	2013	2012
Comprehensive income (loss) for the year	$(1,563,361)	$(5,341,561)	$2,062,728

Weighted average number of shares outstanding:
Common shares issued	44,375,540	40,882,108	38,453,392
Convertible Preferred Shares (i)	-	778,082	2,000,000
Basic	44,375,540	41,660,190	40,453,392
Additional shares related to assumed
exercise of stock options and US$ Warrants
under the treasury stock method (ii)	-	-	337,070
Contingently issuable Preferred Shares (ii)	-	-	8,000,000
Fully diluted	44,375,540	41,660,190	48,790,462

Net loss per share – Basic	$(0.04)	$(0.13)	$0.05
Net loss per share – Fully diluted	$(0.04)	$(0.13)	$0.04

(i)
A total of 2,000,000 of the Preferred Shares (see note 8) are included in the above noted basic income (loss) per share calculation for the years ended December 31, 2012 and 2013, as the criteria for them to convert to common shares had been met up to their formal conversion in May 2013. The remaining 8,000,000 Preferred Shares are contingently issuable, and are included in the diluted number of shares outstanding if applicable.

(ii)
In periods in which a loss results, all outstanding stock options, common share purchase Warrants and the 8,000,000 Preferred Shares are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

10. Stock options

The following is a summary of stock options which are outstanding as at December 31, 2014:

			average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$0.45	74,600	74,600	0.8
$0.75	355,000	236,664	2.5
$0.76	303,335	131,110	3.1
$0.86	707,500	454,163	2.6
$1.16	411,000	411,000	1.6
$1.20	300,000	300,000	2.6
$1.35	55,000	55,000	5.0
$1.39	55,000	55,000	4.5
$1.55	40,000	-	4.2
$1.61	25,000	-	4.1
$1.67	150,000	-	4.9
$1.83	65,000	65,000	4.0
$1.02	2,541,435	1,782,537	2.7

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 11
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding at December 31, 2014 and 2013 is as follows:

	For the year ended		For the year ended
	December 31, 2014		December 31, 2013
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the year	2,888,100	$0.88	2,890,600	$0.86
Granted	325,000	$1.55	542,500	$0.91
Exercised	(482,665)	$0.60	(16,667)	$0.79
Forfeited	(35,000)	$1.42	(423,333)	$0.79
Expired	(154,000)	$0.71	(105,000)	$0.75
Options outstanding, end of the year	2,541,435	$1.02	2,888,100	$0.88
Options exercisable, end of the year	1,782,537	$1.01	1,733,930	$0.90

Subsequent to December 31, 2014, the Company issued a total of 601,066 additional stock options with an average exercise price of $1.37 per share and a 5 year term to expiry in 2020.

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	2014	2013	2012
Expected dividends paid per common share	Nil	Nil	Nil
Expected life in years	5.0	5.0	4.0
Expected volatility in the price of common shares	113%	74%	79%
Risk free interest rate	1.5%	1.0%	1.0%
Weighted average fair market value per share at grant date	$1.24	$0.55	$0.52
Intrinsic (or "in-the-money") value per share of options exercised	$0.85	$0.76	$0.13

SBCE consists of the following amounts:

	2014	2013	2012
SBCE recognized related to:
Stock options	$432,000	$492,000	$265,000
Preferred Share Rights (see note 8)	226,000	-	-
Total SBCE	658,000	492,000	265,000

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 12
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

The unamortized portion of SBCE related to the non-vested portion of stock options and the Preferred Share Rights, all of which will be recognized in future expense over the related remaining (2015 to 2017) vesting periods, is as follows:

As at December 31	2014	2013
Unamortized SBCE related to:
Stock options	$367,000	$475,000
Preferred Share Rights (see note 8)	234,000	-
	601,000	475,000

11. US$ Warrants to purchase common shares

The following is a continuity of the US$ Warrants issued in the 2012 Financings (see note 7 (iii)) and which had an exercise price of US $1.20 per common share and expiry in 2014:

		exercise
	# of US$	proceeds
	Warrants	received
Outstanding as at January 1, 2012
Issued in the 2012 Financings	4,502,821	-
US$ Warrants exercised in 2013	(846,700)	$1,064,222
Outstanding as at December 31, 2013	3,656,121	1,064,222
Activity in 2014:
US$ Warrants exercised in 2014	(2,057,852)	2,735,995
US$ Warrants expired in 2014	(1,598,269)	-
Outstanding as at December 31, 2014	-	$3,800,217

12. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of holding US and Colombian denominated financial instruments.

2) Derivative financial instruments:

As at December 31, 2014, no US$ Warrants remain outstanding. As the exercise price of the US$ Warrants that were issued in 2012 (see note 11) was in US dollars, which is a currency other than the functional currency of NXT, the US$ Warrants were considered to have an embedded derivative and were required to be recorded at fair value each reporting period. The amount recorded for this instrument, which was included with current liabilities, was adjusted to fair value at each period end over the life of the US$ Warrants, with the changes in fair value reflected in earnings.

Financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The Company's only financial instruments recorded at fair value on a recurring basis were the US$ Warrants. NXT classified these derivative financial instruments as level III where the fair value is determined by using valuation techniques that refer to both observable and unobservable market data. The valuation model was based on the Black-Scholes inputs noted below, as well as a discount to reflect the potential dilution impact upon exercise of the US$ Warrants and NXT's low stock market liquidity.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 13
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

A continuity of the fair value of the US$ Warrants that were issued in the 2012 Financings is as follows:

Year ended December 31	2014	2013	2012
Fair value of US$ Warrants
Balance at beginning of the year	$1,238,000	$241,000	$-
Value attributed to US$ Warrants issued in	-	-	-
the 2012 Financings (see note 7 (iii))	-	-	409,143
Transfer to common shares upon
exercise of US$ Warrants in the year	(1,280,800)	(374,500)	-
Increase (decrease) in fair value during the year	42,800	1,371,500	(168,143)
Fair value of US$ Warrants, end of the year	-	1,238,000	241,000

The outstanding US$ Warrants were re-valued at each period end using the Black-Scholes valuation model utilizing the following weighted average assumptions:

As at December 31	2014	2013	2012
Expected dividends paid per common share	n/a	Nil	Nil
Expected life in years	n/a	0.3	1.0
Expected volatility in the price of common shares	n/a	65%	80%
Risk free interest rate	n/a	1.0%	1.2%
Weighted average fair market value per US$ Warrant issued during the year	n/a	n/a	$ US 0.08

13. Income tax expense

NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Payments made to NXT for services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain circumstances. For the year ended December 31, 2014, NXT recorded foreign withholding taxes of $nil (2013 - $399,546 and 2012 - $426,421) on a portion of its revenues that were generated on international projects. Although such foreign taxes incurred can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from the foreign jurisdictions, a full valuation allowance has been provided against this benefit.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 14
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rates to NXT's income (loss) before income taxes as follows:

	2014	2013	2012
Net income (loss) before income taxes	$(1,563,361)	$(4,942,015)	$2,489,149
Canadian statutory income tax rate	25.00%	25.00%	25.00%
Income tax (recovery) at statutory income tax rate	(390,840)	(1,235,504)	622,287
Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	176,719	157,993	12,149
Revaluation of US$ Warrants	10,700	342,875	-
Foreign exchange adjustment on USA losses	(185,093)	(131,771)	42,389
Other	1,474	(4,428)	(2,148)
	(387,040)	(870,835)	674,677
Change in valuation allowance	387,040	870,835	(674,677)
Income taxes paid in foreign jurisdictions	-	399,546	426,421
Current income tax expense	-	399,546	426,421

The Company has significant unrecorded deferred income tax assets for which a full valuation allowance has been provided due to uncertainty regarding their potential future utilization, as follows:

	2014	2013	2012
Net operating losses carried forward:
Canada (expiration dates 2015 to 2034)	$4,236,318	$4,005,683	$3,269,542
USA (expiration dates 2020 to 2026)	2,225,150	2,040,056	1,908,285
Timing differences on property & equipment and financing costs	2,106,780	2,135,468	2,132,545
	8,568,247	8,181,207	7,310,372
Less valuation allowance	(8,568,247)	(8,181,207)	(7,310,372)
		-	-

14. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	2014	2013	2012
Accounts receivable	46,949	176,429	(350,077)
Work-in-progress	299,842	676,621	135,747
Prepaid expenses and deposits	(180,188)	(17,807)	(97,544)
Accounts payable and accrued liabilities	(156,729)	(684,369)	275,799
Deferred revenue	(2,781,101)	2,463,998	(1,459,393)
	(2,771,227)	2,614,872	(1,495,468)

Portion attributable to:
Operating activities	(2,771,227)	2,614,872	(1,495,468)
Financing activities	-	-	-
Investing activities	-	-	-
	(2,771,227)	2,614,872	(1,495,468)

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 15
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

15. Commitments and contingencies

Office premises lease

NXT has an operating lease commitment on its existing Calgary office space for a term through July 31, 2015 at a minimum monthly lease payment of $26,894 (including estimated operating costs). NXT has also committed to an operating lease on new office premises for a 10 year term commencing in 2015 at an initial estimated minimum monthly lease payment of $42,368 (including operating costs).

The total estimated future minimum annual commitment for these two premises leases is as follows:

	Existing	New
Year ending December 31	premises	premises	Total
2015	$188,257	$127,103	$315,360
2016	-	508,410	508,410
2017	-	508,410	508,410
2018	-	508,410	508,410
2019	-	508,410	508,410
	188,257	2,160,743	2,349,000
Thereafter, 2020 through 2025	-	2,979,848	2,979,848
	188,257	5,140,591	5,328,848

Aircraft charterhire commitment

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement to utilize a minimum annual volume of aircraft charter hours (the “Charter Agreement”). The charterhire commitment to be met by the end of 2015, including a short-fall in hours carried forward from 2014, is $641,250.

As part of the 2015 annual renewal of the Charter Agreement, NXT has made a deposit payment of $168,750 in February 2015, and an additional $135,000 is due by June 30, 2015. This total of $303,750 will be held as non-refundable deposits to be applied, as utilized to September 30, 2015, against the charterhire commitment carried forward from 2014.

16. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and until mid 2014 had a one person administrative office in Colombia. NXT has no long term assets outside of Canada. Revenues were derived by geographic area as follows:

	2014	2013	2012
North America (United States)	$3,913,367	$-	-
Asia (Pakistan)	-	2,659,292	-
Central America (Mexico, Guatemala, Belize)	-	24,803	6,403,534
South America (Colombia, Argentina)			4,534,041
	3,913,367	2,684,095	10,937,575

The Company’s revenues were derived almost entirely from a single client in the 2013 and 2014 periods.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 16
As at and for the year ended December 31, 2014
(Expressed in Canadian dollars unless otherwise stated)

17. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

2014	2013	2012

$18,549	$39,966	$80,550

Accounts payable and accrued liabilities includes a total of $124 ($29,274 as at December 31, 2013) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $23,673 ($31,045 as at December 31, 2013) related to re-imbursement of expenses owing to persons who are Officers of NXT.